EXHIBIT (d)(2)(G)

1 Year "Periodic Step-Up" Guaranteed Minimum Death Benefit

PERIODIC "STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT

benefits

If the Policy Owner dies prior to the annuity date, a death benefit is payable under the policy. In the case of Joint Owners, the death benefit is payable after the last Owner dies. This rider provides that we will pay an amount greater than the death benefit under certain conditions. This greater amount is called a Guaranteed Minimum Death Benefit ("GMDB").

The amount of the GMDB depends on the issue age of the Owner and the date satisfactory proof of the Owner's death is received at our Service Center. If the amount of the GMDB is greater than the death benefit provided in the policy, we will pay the GMDB.

premiums

The charge will be deducted on each monthly activity date until the Policy Anniversary nearest the Owner's Benefit Expiry Age.

calculation of the guaranteed minimum death benefit

The following describes how the amount of the GMDB is calculated:

1.	If satisfactory proof of the Owner's death is received after the Termination Date or before the first Step-up Anniversary, the GMDB is zero.

2.	Where the GMDB is zero, the death benefit is as provided in the policy.

3.	Where the GMDB is not zero, it is calculated as the "step-up" benefit.

definitions

Benefit Expiry Age means the attained age shown on the policy specifications. It is the attained age of the Owner at which time the benefits of this rider expire.

Maximum Step-up Age means the attained age shown on the policy specifications. The step-up benefit will no longer be increased after the Policy Anniversary nearest the birthday that the Owner attains this age.

Monthly Activity Date means the same date in each succeeding month as the Policy date. Whenever the monthly activity date falls on a date other than a Business Day, the monthly activity date will be deemed the next Business Day.

GMDB 4902

Step-up benefit means:

If satisfactory due proof of the Owner's death is received on or after the first step-up anniversary, the "step-up" benefit is:

(a)	the greater of (i) and (ii), where:
(i)	is the Policy value as of the most recent step-up date; and
(ii)	is the "step-up" benefit immediately preceding the most recent step-up date;

(b)	plus any premiums paid since the most recent step-up date;

(c)	minus any partial withdrawals, including withdrawal charges, since the most recent step-up date;

(d)	minus an adjustment (SUB ADJ), defined below, for each partial withdrawal made since the most recent step-up date.

Step-up date means a step-up anniversary on or before the maximum step-up age. There will be no "step-up" dates after the birthday that the Owner attains the maximum step-up age.

Step-up interval means the number of years between step-up anniversaries. The step-up interval is shown on the policy specifications.

Step-up anniversary means the date, as measured from the Effective Date of this rider, that is a whole multiple of the step-up interval. For example, if the step-up interval is one (1) year, then the step-up anniversary would be the date that is one (1) year, two (2) years, three (3) years, etc. following the Effective Date of this rider.

SUB ADJ is calculated by (SUB-AV) x PW where:

AV

SUB	= the "step-up" benefit under this rider before the partial withdrawal is made, provided that it is greater than AV.
AV	= the Policy value before the partial withdrawal is made.
PW	= the amount of the partial withdrawal, including any withdrawal charges.
However, the "SUB ADJ" will never be less than zero.

Example: Assume that a $1,000 partial withdrawal is requested. Assume at the time of this request the "step-up" benefit is $30,000 and the accumulation value is $25,000. The "SUB ADJ" is then equal to:

($30,000 - $25,000) x $1,000 = $200

$25,000

The "step-up" benefit after this partial withdrawal will then be $30,000 - $1,000 -

$200 = $28,800.

Termination Date means the Policy Anniversary nearest the Owner's Benefit Expiry Age.

GMDB 4902

examples

Example 1: Assume the Owner was issue age 55 and that the Maximum Step-Up Age is 80. Assume the Step-up Interval is 1 year. Also assume that the Owner died at attained age 70. This is prior to the Maximum Step-Up Age (80). The most recent step-up date was the 15th anniversary (attained age 70). The Policy value on the 15th anniversary was $50,000. The "step-up" benefit immediately preceding the 15th Step-up Anniversary was $40,000, which is less than $50,000. Assuming no premiums were paid and no partial withdrawals were made since the 15th Step-up Anniversary, the "step-up" benefit would then be

$50,000.

The GMDB would be $50,000.

Example 2: Assume the Owner was issue age 60 and that the Maximum Step-Up Age is 80. Assume the Step-up Interval is 1 year. Also assume that the Owner died at attained age 82. This is after the Maximum Step-Up Age (80). The most recent step-up date was the 20th anniversary (attained age 80). The Policy value on the 20th anniversary was $25,000. The "step-up" benefit immediately preceding the 20th Step-up Anniversary was $30,000, which is greater than $25,000. Assuming $5,000 in premiums were paid and no partial withdrawals were made since the 20th Step-up Anniversary, the "step-up" benefit would then be $30,000 + $5,000=$35,000.

The GMDB would be $35,000.

effective date

This rider will become effective on the date shown below. It may not be cancelled after issue and will terminate when the policy terminates.

Effective Date of Rider:

Policy Date

AMERITAS LIFE INSURANCE CORP.

/s/	Jan M. Connolly	/s/	JoAnn M. Martin
	Secretary		President

GMDB 4902

Periodic Step-Up Guaranteed Minimum Death Benefit Rider GMDB 4902

Monthly Charge .0208%* of the policy value

Step-Up Interval 1 year

Maximum Step-Up Age 80

Benefit Expiry Age 85

* Equivalent to an annual rate of .25% of the policy value, deducted at issue on each monthly activity date. The annual rate will not exceed .55%.